J.M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwlkr85@gmail.com

303-482-2731 facsimile

December 20, 2012

Medient Studios, Inc.

4750 Vanalden Avenue

Tarzana, VA 91356

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Medient Studios, Inc.

Form 8-K Filed November 28, 2012

File No. 000-53835

In response to your comment letter dated November 29, 2012, we have prepared the following replies:

Item 4.01 Changes in Registrant’s Certifying Accountant

1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please amend your Form 8-K to include such a statement and description.

The disclosure has been revised to include a disclaimer regarding the past two years and to include a description of the adverse opinion.

2. You currently disclose that there have been no disagreements with your former accountant during the term of his engagement. Please amend your filing to state, if true, that there have been no disagreements with your former accountant during the two most recent fiscal years through the interim period to the date of dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. See Item 304(a)(1)(iv) of Regulation S-K.

The disclosure has been revised to state that there has been no disagreements with the former auditor during the last two years and through the date of his dismissal.

3. Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

The updated Exhibit 16 letter has been included with this filing.

The registrant acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter.  Please do not hesitate to contact us if you have any questions regarding the above.

Sincerely,

J.M. Walker & Associates

By:

/s/Zachary B. Walker

Zachary B. Walker

J.M. Walker & Associates

Attorney At Law